UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41407

TOP Financial Group Limited

101 Cecil Street, #13-05

Tong Eng Building

Singapore 069533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously disclosed, on March 25, 2026, TOP Financial Group Limited, a Cayman Islands exempted company (the “Company”) entered into the Securities Purchase Agreement, dated as of March 25, 2026 (the “Securities Purchase Agreement”), with certain non-U.S. investors (each a “Purchaser”) relating to the issuance and sale of 214,431,222 units (“Units”) of the Company, with each Unit consisting of (i) one Class A ordinary share of the Company, par value US$0.001 per share (“Class A Ordinary Share” and such shares, the “Shares”), and (ii) two warrants, each to purchase one Class A ordinary share of the Company (the “Warrants”), at a price per Unit of US$0.37308 (the “Offering”). The closing of the Offering may occur in one or multiple closings within two (2) months of the date of the Securities Purchase Agreement.

On May 5, 2026, TOP Financial Group Limited, a Cayman Islands exempted company (the “Company”), entered into Supplement No. 1 (the “Supplement”) to the Securities Purchase Agreement.

Pursuant to the Supplement, the Company and the Purchasers have agreed that, in the event the Company effects a forward stock split, reverse stock split or share consolidation of its Class A Ordinary Shares at any time after the date of the Securities Purchase Agreement and prior to a closing with respect to any Purchaser whose purchase of securities has not yet been consummated, the number of Shares and the number of Warrants comprising each Unit to be issued to such Purchaser at such closing shall be proportionally adjusted to reflect the applicable stock split ratio. The aggregate subscription amount payable by each such Purchaser and the number of Units to be purchased shall remain unchanged. In addition, pursuant to the Supplement, the deadline for the final closing of the Offering has been extended from two (2) months from the date of the Securities Purchase Agreement to sixty (60) days from the date of the Supplement.

Except as expressly modified by the Supplement, all terms and conditions of the Securities Purchase Agreement remain in full force and effect.

The foregoing summary of the Supplement does not purport to be complete and is subject to, and qualified in its entirety by, the Supplement filed as Exhibit 10.1 hereto and incorporated by reference herein.

This report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including statements regarding the expected closing or closings of the Offering, are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Supplement No. 1 to Securities Purchase Agreement, dated as of May 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2026	TOP Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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